PharMEDium Healthcare Holdings, Inc.
Two Conway Park
150 North Field Drive, Suite 350
Lake Forest, IL 60045

December 2, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	PharMEDium Healthcare Holdings, Inc. — Application for Withdrawal of Registration Statement on Form S-1 (Registration No. 333-206690)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PharMEDium Healthcare Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-206690), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on August 31, 2015.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates due to the acquisition of the Company by AmerisourceBergen Corporation. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible.  Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned by email at hbak@amerisourcebergen.com, with a copy to Damien Zoubek at Cravath, Swaine & Moore LLP, the Company’s counsel, by email at DZoubek@cravath.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call the undersigned at (610) 576-3956 or Damien Zoubek at (212) 474-1876.

Sincerely,

PHARMEDIUM HEALTHCARE HOLDINGS, INC.,

By:	/s/ Hyung J. Bak
Name: Hyung J. Bak
Title: Vice President, Group General Counsel & Secretary